                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                       Boston Technology Incorporated
                     ----------------------------------
                              (Name of Issuer)

                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                101143303
                     ----------------------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 4 pages

CUSIP No. 101143303                   13G                 Page 2 of 4 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     NICHOLAS-APPLEGATE CAPITAL MGMT.
     33-0124536
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     CALIFORNIA
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     87,700
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  94,400
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     94,400
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares*                                                              / /

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     .344%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 4 pages

Item 1(a) Name of Issuer:

          Boston Technology Incorporated

Item 2(b) Address of Issuer's Principal Executive Office:

          100 Quannapowitt Parkway, Wakefield, MA  01880

Item 2(a) Name of Person Filing:

          Nicholas-Applegate Capital Management

Item 2(b) Address of Principal Office:

          600 West Broadway, 29th Floor, San Diego, CA 92101

Item 2(c) Citizenship:

          Nicholas-Applegate Capital Management is a California limited partnership.

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          101143303

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          . . . .
          (e) [X] . . . Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.   Ownership:

          (a) Amount Beneficially Owned:  94,400

          (b) Percent of Class:  .344%

          (c) Number of Shares as to which such person has:

              (i)   sole power to vote or to direct the vote:  87,700

              (ii)  shared power to vote or to direct the vote:  0


              (iii) sole power to dispose or to direct the disposition
                    of: 94,400

              (iv) shared power to dispose or to direct the disposition of: 0


Item 5.   Ownership of Five Percent or Less of a Class:

          (Not Applicable)

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          (Not Applicable)

Item 8.   Identification and Classification of Members of the Group:

          (Not Applicable)

Item 9.   Note of Dissolution of the Group:

          (Not Applicable)

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 1998                 /s/ Todd L. Spillane
                                         -------------------------------------
                                         Todd L. Spillane
                                         Director of Compliance